Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 0.00	0.000087	$ 0.00
Fees Previously Paid
	Total Transaction Valuation:	$ 0.00
	Total Fees Due for Filing:			$ 0.00
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	The aggregate maximum purchase price for units of beneficial interest is $339,156,889.10, based upon the estimated net asset value per Class 1 Unit, the estimated net asset value per Class 2 Unit, the estimated net asset value per Class 3 Unit, the estimated net asset value per Class 4 Unit, and the estimated net asset value per Class 5 Unit as of August 31, 2026. The table reports a transaction valuation of $0.00 because AMG Pantheon Fund, LLC (the "Issuer") is relying on the SEC staff's no-action relief applicable to master-feeder structures for fees on shares offered for repurchase in corresponding tender offers. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017). The Issuer is a feeder fund in a master-feeder structure, whereby the Issuer invests substantially all of its assets in AMG Pantheon Master Fund, LLC (the "Master Fund"). Units of beneficial interest repurchased by the Issuer through this tender offer may have corresponding units of beneficial interest repurchased by the Master Fund through a corresponding tender offer. The Master Fund pays tender offer registration fees for its corresponding tender offer, which is subject to Rule 13e-4.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources